VIA EDGAR AND BY EMAIL

October 30, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Attention:	Kathleen Collins, Accounting Branch Chief

Re:	VirnetX Holding Corporation.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed August 9, 2012
File No. 001-33852

Ladies and Gentlemen:

On behalf of VirnetX Holding Corporation, a Delaware corporation (“VirnetX”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 2, 2012, relating to the above reference filings. Set forth below are the Company’s responses to the comments from the Staff.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with VirnetX’s response.

Form 10-Q for the Fiscal Quarter ending June 30, 2012

Notes to the Financial Statements

Note 9. Litigation, page 9

1.
We note from your response to our prior comment 1 that the one-time payments received in your Patent License Agreements did not include a damages judgment. Considering the Agreements were entered into in settlement of existing patent infringement litigation in which you agreed to dismiss the pending litigation, tell us what consideration you gave to allocating a portion of the proceeds to non-license royalty revenues such as consideration for settling the dispute, interest or other income or expense reimbursement, etc.

CONFIDENTIAL TREATMENT REQUESTED BY VIRNETX HOLDING CORPORATION – VHC-001

Each of the Patent License Agreements clearly sets forth that the payments to be made by the licensee are divided among a) payments for historical use of VirnetX intellectual property without a license and b) a future right to use such intellectual property under a license. Since both the historical and future payments were determined entirely in accordance with product revenues of the licensee, VirnetX concluded the entire portion of the payments received during the quarter ended June 30, 2012 was allocable to past sales. The amounts paid by the licensees are within VirnetX’s published licenses guidelines under which it is willing to license its intellectual property to independent third parties in the ordinary course of business. Please see VirnetX’s Licensing Guidelines, which are attached hereto and publicly available on VirnetX’s website (www.virnetx.com). As a result, VirnetX concluded that these licenses constitute sales to customers which would have  been recognized during the customers’ initial use of VirnetX’s intellectual property, since each of the customers engaged in unauthorized use of the intellectual property prior to such customers’ having entered into the license agreement.  The Patent License Agreements do not provide for any direct payment in respect of settlement of the dispute, reimbursement of expenses or other transfer of value other than license rights.

2.	Please explain further how you considered the allocation guidance of ASC 605-25-25, by analogy, with regards to disaggregating any allocation to separate elements among these Agreements.

VirnetX considered the guidance of ASC 605-25-25 by analogy with respect to separate units of accounting for arrangements with multiple elements.  However, VirnetX determined that the revenue to be recognized did not include multiple deliverables, but rather a single element. VirnetX only makes its intellectual property available to its customers as a single “product” – that is, the right to exploit the intellectual property under a license (without support) – and therefore does not contain separately allocable elements that have value on a standalone basis.  In addition, the Patent License Agreements do not contain separate elements or payments for items such as damages, settlement, legal or expense reimbursement and VirnetX did not seek, nor receive settlement damages, or any expense reimbursements as part of the settlements.

3.
Please describe, in detail, how you determined the amount of consideration to be paid for past royalties under each of these Agreements. In your response, please clarify whether each Agreement covers the same technology and if so, explain further why the royalty rates differ and how such rates were derived under each Agreement. In this regard, tell us what impact any exclusive or non-exclusive license provisions had on your determination of royalty rates among the Agreements. In addition, tell us whether you were able to determine the actual amount of usage based on prior sales by each licensee and how such usage factored into the one-time payment received upon settlement. Also, explain further why you believe revenue classification is appropriate for the entire amount of such payments.

CONFIDENTIAL TREATMENT REQUESTED BY VIRNETX HOLDING CORPORATION – VHC-002

The consideration paid for past royalties was determined by arms-length negotiation with each of the licensees, consistent with VirnetX’s published licensing guidelines.  None of the licenses contain exclusivity provisions.  While the patents addressed in each of the Patent Licenses are similar, each licensee may use the technology differently, and different licensees have different portfolios of products which use the technology (and therefore may have the potential for different amounts of aggregate revenue from our licensed products).   For example, the aggregate amount of past usage royalty payments for one of the licensees with a lower rate is roughly ten times that of another licensee.  Each of the Patent Licenses addresses historical sales of products and calculates the one-time payment based directly on such historical uses and an applied royalty rate within VirnetX’s published guidelines. VirnetX has the ability to audit such calculations under the terms of the agreements.  VirnetX determined the full amount of the payments received during settlement is appropriately classified as revenue as those amounts were based entirely on past sales, or use of VirnetX products, without having been paid by the customer for such sales and use.  VirnetX did not receive damages, settlement fees, legal fees, interest or any other fees in the Patent Licenses other than amounts based on historical sales.  Guidance under ASC 985-605-25 states:

If the arrangement does not require significant production, modification, or customization of software, revenue shall be recognized when all of the following criteria are met:

a.  Persuasive evidence of an arrangement exists (see paragraphs 985-605-25-15 through 25-17).

b.  Delivery has occurred (see paragraphs 985-605-25-18 through 25-29).

c.  The vendor’s fee is fixed or determinable (see paragraphs 985-605-25-30 through 25-40).

d.  Collectability is probable (see paragraphs 985-605-25-13 through 25-14 and 985-605-25-30 through 25-40).

VirtnetX determined that revenue recognized to date met all four criteria.

4.
Tell us how you determined the future royalty rates for each of these Agreements. Explain further why the rates differ amongst the Agreements and why the royalty rates charged for past usage are lower than those charged for future usage in two of your Agreements. Also, tell us how these royalty rates compare to the rates charged under arrangements that were not negotiated as part of pending litigation as well as to your established licensing policies.

CONFIDENTIAL TREATMENT REQUESTED BY VIRNETX HOLDING CORPORATION – VHC-003

Like consideration paid for past royalties, the consideration paid for future royalties was also determined by arms-length negotiation with each of the licensees, consistent with VirnetX’s published licensing guidelines. As indicated in response to comment 3, the individual rates are determined based on the future applications to be used and potential volume of the particular licensee and the results of confidential negotiations.   Since the future licenses continue in perpetuity, a larger royalty rate for future usage may be advantageous to VirnetX, given the technology is at a relatively early stage. While VirnetX has not to date entered into a license agreement that was not part of pending litigation, VirnetX has published the guidelines upon which it will make licenses available and has agreed with the European Telecommunications Standards Institute (ETSI) and the Alliance for Telecommunications Industry Solutions (ATIS) that it will make licenses available a non-exclusive patent license under FRAND (fair, reasonable and non-discriminatory terms and conditions, with compensation), to 3GPP members desiring to implement the technical specifications identified by VirnetX as essential to certain developing specifications in the 3GPP, LTE, SAE project, as set forth under their policies.

5.	Please provide us with copies of each of these Agreements and a summary of the terms, conditions and nature of any exclusivity conditions.

We are providing supplementally copies of each of the Patent License Agreements, subject to a request by VirnetX for confidential treatment.  There are no exclusivity provisions.

Each of the Patent License Agreements follows the same general format:

1.	Mutual releases of claims concerning the litigation
2.	A perpetual non-exclusive license from VirnetX to licensee to specified patents
3.	Provisions concerning use of the license by affiliates of the licensee
4.	Dismissal of the pending litigation
5.	Calculation and payment of royalties for past and future sales
6.	Procedure for accounting and auditing royalty determinations
7.	Provisions concerning termination for breach, including action by a license to challenge the patents
8.
Miscellaneous provisions, including representations and warranties regarding authority, challenges to the VirnetX patents, successors and assigns, effect of bankruptcy, dispute resolution and confidentiality.

*           *           *

CONFIDENTIAL TREATMENT REQUESTED BY VIRNETX HOLDING CORPORATION – VHC-004

Should you have any questions relating to the foregoing or wish to discuss any of VirnetX’s responses, please contact me at the number appearing on the first page of this letter or my partner Katharine A. Martin at (650) 565-3522.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein

Bradley L. Finkelstein

cc:	Kendall A. Larsen, VirnetX Holding Corporation
Katharine A. Martin, Esq.

CONFIDENTIAL TREATMENT REQUESTED BY VIRNETX HOLDING CORPORATION – VHC-005

VirnetX Patent Licensing Guidelines per Company Website: www.virnetx.com

License Agreement Type	Royalty Rate
Standard Rate	2% - 5%
Incentivized Rate	1% - 2%

Guidelines : Initial license fee and an ongoing royalty fee for every product shipped

o	The royalty fee will be calculated as a percentage of the total unit sale price
o	Royalty fee will apply for every unit shipped with the VirnetX techniques independent of the usage by customer
o	Potential Incentives may include Good standing
o	Annual Volume Commitment
o	Prepaid Royalty

CONFIDENTIAL TREATMENT REQUESTED BY VIRNETX HOLDING CORPORATION – VHC-006